FORM 10-Q FOR THE QUARTER ENDED JUNE 30, 2003

EXHIBIT 11.01

COMPUTATION OF BASIC AND DILUTED EARNINGS PER COMMON SHARE
(IN THOUSANDS, EXCEPT PER SHARE DATA)
(UNAUDITED)

	Three Months Ended June 30,		Six Months Ended June 30,

	2003	2002	2003	2002

Earnings:
Net loss available to common stock	$(9,835)	$(581)	$(16,963)	$(82)

Shares:
Weighted average common shares outstanding	27,911	27,857	27,911	27,857
Dilutive effect of stock options	—	—	—	—

Average diluted shares outstanding and equivalents	27,911	27,857	27,911	27,857
Basic earnings per common share:
Net loss	$(0.35)	$(0.02)	$(0.61)	$(0.00)

Diluted earnings per common share:
Net loss	$(0.35)	$(0.02)	$(0.61)	$(0.00)